Forest Road Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

VIA EDGAR

May 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:   Taylor Beech

Rufus Decker

Mara Ransom

Blaise Rhodes

Re:     Forest Road Acquisition Corp.

           Amendment No. 3 to Registration Statement on Form S-4

           Filed May 10, 2021

           File No. 333-253136

           Correspondence filed May 12, 2021

Ladies and Gentlemen:

Forest Road Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 13, 2021, regarding Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on May 10, 2021 and the correspondence submitted to the Commission on May 12, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

As discussed with the Staff, we have included changed pages as Exhibit A that are proposed to be included in Amendment No. 4 to the Form S-4 (“Amendment No. 4”) to afford the Staff the ability to review proposed changes to the Registration Statement as soon as possible, in order to increase the likelihood that we can have the Registration Statement declared effective this week.

Amendment No. 3 to Registration Statement on Form S-4

Exhibits

1.

We note that you have filed a short-form tax opinion as Exhibit 8.1, which refers to the disclosure in the prospectus for the opinion. Revise your disclosure in the section entitled “Certain United States Federal Income Tax Considerations of the Redemption” to also include a discussion of the material federal income tax consequences of the merger. In this regard, we note the Merger Agreement provides that the merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, suggesting that the transaction will be tax-free for U.S. holders. Refer to Item 4(a)(6) of Form S-4 and Section III.A. of Staff Legal Bulletin No. 19. Lastly, please remove language in the disclosure and opinion stating that this section covers “certain” tax consequences or that this is a “discussion” or “summary.” Refer to Staff Legal Bulletin No. 19 Sections III.C.1. and III.C.2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 14, 2021

In response to the Staff’s comment, we intend to revise the disclosure as reflected on Exhibit A (which correspond to pages i, 11, 31 and 285-289 of Amendment No. 4).

Correspondence filed May 12, 2021

Summary of Forest Road Financial Analysis, page 123

2.

We note your proposed revised disclosure in response to our prior comment 2. Please quantify, to the extent possible and where applicable, the assumptions made in performing the financial analysis. For example, if the company measures the ability of the Target Companies to continue to retain and attract coaches, trainers and influencers with metrics such as change in number of coaches, trainers and influencers, disclose such metrics and quantify the change relied upon. Please disclose the same, as applicable, for the ability of Beachbody to successfully integrate Myx into its operations and the ability of the Target Companies to attract and retain subscribers.

We note that many of our assumptions were qualitative and not quantifiable, and many of these assumptions were that the business would continue to operate without significant change or disruption to historical operations. For example, the assumption that the Target Companies continue to retain and attract Coaches, trainers and influencers. Where we used quantifiable assumptions, they primarily related to either the historical performance of the Target Companies or increases in revenue based on assumptions in the projections. In response to the Staff’s comment regarding these quantifiable assumptions, we intend to further revise the disclosure as reflected on Exhibit A (which correspond to page 125 of Amendment No. 4)

3.

We note your proposed revised disclosure in response to comment 3, however, it does not appear that you have disclosed whether or not the projections are in line with historical operating trends or growth rates and, if not, explain why the change in trends is appropriate. Please advise.

In response to the Staff’s comment, we intend to revise the disclosure as reflected on Exhibit A (which correspond to pages 130 and 131 of Amendment No. 4).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

Beachbody

Components of our Operating Results and Results of Operations

Contribution, page 221

4.	We are still reviewing your response to comment 4 and may have additional comments.

We acknowledge the Staff’s comment and will await further comments, if any, to our earlier responses.

***

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 14, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. As you know, we are eager to finalize the Registration Statement prior to the end of this week and appreciate all of the Staff’s efforts to help us achieve this goal. If you have further comments, please feel free to contact our counsel, Joshua Englard, Esq., at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keith L. Horn
Keith L. Horn, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 14, 2021

Exhibit A

Changed Pages

i

Q:	What are United States federal income tax considerations relating to the exercise of my redemption rights?

A:

Whether the redemption is subject to United States federal income tax depends on the particular facts and circumstances. Please see the section entitled “The Business Combination Proposal — ~~Certain~~ United States Federal Income Tax Considerations of the Redemption.” We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q:	Do I have appraisal rights in connection with the proposed Business Combination?

A:	No. Neither our stockholders nor our warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Q:	What do I need to do now?

A:

Forest Road urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of Forest Road Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?

A:

The Special Meeting will be held via live webcast at 10:00 a.m., Eastern Time, on                       , at https://www.cstproxy.com/forestroadacquisition/sm2021. The Special Meeting can be accessed by visiting https://www.cstproxy.com/forestroadacquisition/sm2021, where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Special Meeting by means of remote communication.

If you are a holder of record of shares of Forest Road common stock on the record date, you may vote at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote, obtain a proxy from your broker, bank or nominee

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent.

As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum. Moreover, broker non-votes will have no effect on any of the proposals in this proxy statement, except that broker non-votes will have the same effect as a vote “AGAINST” the Organizational Document Proposal.

other things, approval by Forest Road’s stockholders of the Merger Agreement and the Business Combination, effectiveness of this proxy statement/prospectus and this registration statement, expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder (the “HSR Act”), receipt of approval for listing on the NYSE the shares of common stock of the Company to be issued in connection with the Mergers, and the absence of any injunctions. For more information about conditions to the consummation of the Business Combination, see “The Business Combination Proposal — The Merger Agreement — Conditions to the Closing of the Business Combination.”

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. Where actual amounts are not known or knowable, the figures below represent Forest Road’s good faith estimate of such amounts.

Sources and Uses of Proceeds

($ in millions)

Sources	No Redemption(1)	Max Redemption(2)
Cash Held in Trust Account(3)	$300.0	$300.0
Private Placement Equity Financing(4)	225.0	225.0
Seller Rollover Equity	2,862.3	2,862.3
Seller Rollover Net Cash	62.5	62.5

Total Sources	$3,449.8	$3,449.8

Uses
Seller Rollover Equity	$2,862.3	$2,862.3
Cash Proceeds to Myx Shareholders	37.7	37.7

Total Seller Consideration / Pre Money Equity Value	2,900.0	2,900.0
Shareholder Redemptions	0.0	175.0
Net Cash to Balance Sheet(5)	486.8	311.8
Transaction Fees	63.0	63.0

Total Uses	$3,449.8	$3,449.8

(1)	Assumes that none of the holders of public shares of Class A Common Stock exercise their redemption rights.
(2)

Assumes that holders of 17,500,000 shares of Class A Common Stock exercise their redemption rights (representing the maximum amount of public shares that can be redeemed to satisfy the Minimum Cash Condition).

(3)

Represents the expected amount of the cash held in the Company’s trust account prior to the Closing (and prior to any redemption by Forest Road stockholders), excluding any interest earned on the funds.

(4)	Represents the proceeds from the PIPE as of the consummation of the Business Combination.
(5)

Represents the sum of proceeds from the PIPE as of the consummation of the Business Combination, cash held in the Company’s trust account prior to the Closing and existing cash of the Company on the balance sheet less expenses and less cash proceeds to Myx shareholders.

~~Certain~~ United States Federal Income Tax Considerations

For a ~~discussion summarizing~~description of the United States federal income tax considerations of an exercise of redemption rights, please see “United States Federal Income Tax Considerations of the Redemption.”

The parties have continued and expect to continue regular discussions regarding the timing to consummate the Business Combination and necessary preparation in connection therewith.

Summary of Forest Road Financial Analysis

In connection with the valuation of the Target Companies, Forest Road reviewed certain financial information of certain publicly-traded companies, particularly, similar digital subscription, connected fitness and growth consumer health and wellness companies, selected based on the experience and the professional judgment of Forest Road’s management team, as compared to the historical and projected financial information of the Target Companies. Below is a summary of the material comparable company analysis prepared by Forest Road and reviewed by the Forest Road Board at its February 3, 2021 meeting.

In performing its analysis, Forest Road’s management team made certain assumptions with respect to, among other things, the ability of Beachbody to successfully integrate Myx into its operations, the ability of the Target Companies to attract and retain subscribers, the ability of the Target Companies to continue to compete in the health and wellness industry globally, the ability of the Target Companies to continue to retain and attract Coaches, trainers and influencers, no material disruption in the supply-chain relevant to the Target Companies’ products, that there will not be material changes to the regulatory environment, including with respect to the Company’s social commerce marketing strategy, that the Target Companies continue to be able to develop and properly market new digital fitness programming, and general business, market, political~~,~~ and economic conditions. Forest Road also assumed baseline growth consistent with the Target Companies’ historical trends and as set forth in the Target Companies’ projections, increased annual revenue by 2025 of approximately (i) $0.9 billion in growth of digital and nutritional subscriptions in North America expected from a 2.1x increase from historical annual marketing spend, (ii) $0.3 billion in growth from Beachbody’s expansion into 10 additional countries beyond North America and (iii) $0.8 billion from connected fitness revenue from MYXfitness equipment and digital subscriptions.

Many of these assumptions are beyond the control of Forest Road, Beachbody, Myx or any other parties to the Business Combination. None of Forest Road, Beachbody, Myx, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in this analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, the analysis relating to the value of the Target Companies does not purport to be an appraisal or reflect the prices at which the Company’s securities may actually be valued or trade in the open market after the consummation of the Business Combination. Accordingly, the assumptions and estimates used in, and the results derived from, the below analysis are inherently subject to substantial uncertainty. The quantitative information presented below, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of Hillman, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The Projections were prepared solely for internal use to assist Forest Road in its evaluation of the Target Companies and the Business Combination. Beachbody has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including Forest Road. Neither Beachbody’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of Beachbody relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of the Target Companies may differ materially from those expressed in the Projections due to factors beyond either of their ability to control or predict.

The Projections are not included in this proxy statement/prospectus in order to induce any Forest Road stockholders to vote in favor of any of the proposals at the special meeting.

We encourage you to review the financial statements of Beachbody and Myx included in this proxy statement/ prospectus, as well as the financial information in the sections entitled “Selected Historical Financial Information of Beachbody”, “Selected Historical Financial Information of Myx” and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

Neither Forest Road nor Beachbody or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized below:

(US$ in millions)	2020(3)	2021P(4)	2022P(4)	2023P(4)	2024P(4)	2025P(4)
Revenue (1)	$893	$1,112	$1,479	$1,958	$2,631	$3,294
Adjusted EBITDA (1)(2)	$31	$(30)	$66	$181	$348	$532

(1)	Revenue and Adjusted EBITDA includes Myx.
(2)

Adjusted EBITDA is defined as net income (loss) adjusted for depreciation and amortization, amortization of content assets, interest expense, income taxes, equity-based compensation, and other items that are not normal, recurring, operating expenses necessary to operate the Company’s business.

(3)	FY 2020 results.
(4)	Projected results.

Beachbody management also projected long-range (~~5~~five-year) revenue growth from $893 million in 2020 to $3.3 billion by 2025, increasing revenue at a 30.0% compound annual growth rate (“CAGR”). The five-year period is consistent with the projections that have been provided annually to Beachbody’s board of managers for the past decade. The projections are driven by Beachbody’s content development-focused business plan, which has been a core competency of Beachbody for the past 22 years; the expected growth of the digital subscription, nutritional subscription and connected fitness total addressable market of approximately $1.5 trillion; and Beachbody’s market experience. The 30.0% revenue CAGR is comprised~~s~~ of (1) baseline ~~growth of digital and nutritional subscriptions~~revenue CAGR of 8% driven by historical annual average marketing spend, compared to a historical revenue CAGR of 8% from 2010 to 2020; (2) additional North American revenue CAGR of 12% based on growth of digital and nutritional subscriptions expected from a 2.1x increase ~~to~~from historical annual marketing spend; (3) ~~expected~~additional revenue CAGR of 3% based on growth of digital and nutritional subscriptions from Beachbody’s ~~international~~ expansion into ~~ten~~10 additional countries beyond North America; and (4) connected fitness revenue from MYXfitness equipment and digital subscriptions.

Beachbody also projected ~~5~~five-year Adjusted EBITDA growth from approximately $31 million in 2020 (or 3.5% of revenue) to $532 million by 2025 (or 16.1% of revenue). The growth in Adjusted EBITDA is based on achieving revenue projections ~~in~~over the ~~5~~five-year period, sales mix shifting toward digital subscriptions over time with higher gross margins, and leveraging fixed costs after the investment and start-up costs associated with Openfit and the MYX integration are complete.

Certain Benefits of the Company’s Directors and Officers and Others in the Business Combination

In considering the recommendation of our Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and our directors, officers and advisors and the Target Companies’ current owners have interests in the Business Combination that are different from, or in addition to, those of our other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to our stockholders that hey approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•	the fact that our Sponsor has waived its right to redeem any of the founder shares and public shares in connection with a stockholder vote to approve a proposed initial business combination;

•

the fact that our Sponsor paid an aggregate of $25,000 for the founder shares, which will convert into 7,500,000 shares of Class A Common Stock in accordance with the terms of the Existing Charter and such securities will have a significantly higher value at the time of the Business Combination, estimated at approximately $74,700,000 based on the closing price of $9.96 per public share on the NYSE on May 11, 2021;

•

the fact that our Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to the founder shares if we fail to complete an initial business combination by November 30, 2022;

•

the fact that our Sponsor paid approximately $8,000,000 for 5,333,333 private placement warrants, each of such private placement warrants is exercisable commencing on the later of 12 months from the closing of the IPO and 30 days following the Closing for one share of Class A Common Stock for one share of Class A Common Stock at $11.50 per share; if we do not consummate an initial business combination by November 30, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless; the warrants held by our Sponsor had an aggregate market value of approximately $5,119,999.68 based upon the closing price of $0.96 per warrant on the NYSE on May 11, 2021;

•

if the trust account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third-party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below: (i) $10.00 per public share; or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case, net of the interest which may be withdrawn to pay taxes and up to $100,000 of interest to pay dissolution expenses, except as to any claims by a third-party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•

Kevin Mayer, a current director of Forest Road, is expected to be a director of the Company after the consummation of the Business Combination. As such, in the future he will receive any cash fees, stock options, stock awards or other remuneration that the Company’s board of directors determines to pay to him and any applicable compensation as described under section “Execution Compensation - Director Compensation”;

~~CERTAIN~~ UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE REDEMPTION

The following is a ~~discussion~~description of ~~certain~~the material U.S. federal income tax considerations for holders of our shares of Class A common stock that elect to have their Class A common stock redeemed for cash if the Business Combination is completed. This ~~discussion~~description applies only to Class A common stock that is held as a capital asset for U.S. federal income tax purposes. This ~~discussion~~description is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This ~~discussion~~description does not ~~describe~~address all of the U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on ~~certain~~applicable investment income and the different consequences that may apply if you are subject to special rules that apply to ~~certain~~specific types of investors, such as:

•	financial institutions or financial services entities;

•	broker dealers;

•	insurance companies;

•	dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Class A common stock;

•	persons holding Class A common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the U.S.;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies (RICs) or real estate investment trusts (REITs);

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons who received their shares of Class A common stock as compensation;

•	partnerships or other pass-through entities for U.S. federal income tax purposes;

•	tax-exempt entities;

•	the Sponsor, or affiliates or direct or indirect equity holders in the Sponsor; and

•	persons that own (actually or constructively) equity interests in either Target Company.

If you are an entity or arrangement treated as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them of electing to have their Class A common stock redeemed for cash if the Business Combination is completed.

This ~~discussion~~description is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement may affect the tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. This ~~discussion~~description does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Tax Consequences of the Business Combination For Holders Who Do Not Elect to Redeem

If you do not elect to have your Class A common stock redeemed for cash, then you will not have a sale, taxable exchange or taxable redemption of such Class A common stock as described below and you will recognize no taxable gain or loss as a result of the consummation of the Business Combination. In addition, we will not recognize any taxable gain or loss as a result of the consummation of the Business Combination.

Redemption of Class A Common Stock

In the event that a holder’s shares of Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement under the section entitled “Special Meeting — Redemption Rights”, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Class A common stock, a U.S. holder will be treated as described below under the section entitled “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.” If the redemption does not qualify as a sale of shares of Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder — Taxation of Distributions.”

Whether a redemption of shares of Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of Class A common stock generally will be treated as a sale of Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Class A common stock which could be acquired pursuant to the exercise of warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption, and the application of these tests generally also takes into account related transactions that occur contemporaneously with the redemption, including any contemporaneous purchases of Class A commons stock by the relevant holder and any issuances of Class A common stock (including pursuant to the PIPE).

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Class A common stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Class A common stock and the Class A common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by ~~certain~~specific family members and the holder does not constructively own any other stock.

The redemption of Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it. A holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of Class A common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

•

an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

Taxation of Distributions. If our redemption of a U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as ~~discussed~~described above under the section entitled “— Redemption of Class A Common Stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described below under the section entitled “— Redemption of Class A Common Stock — U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Class A common stock described in this proxy statement may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock. If our redemption of a U.S. holder’s shares of Class A common stock is treated as a sale, taxable exchange or other taxable disposition, as ~~discussed~~described above under the section entitled “— Redemption of Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to Class A common stock described herein may suspend the running of the applicable holding period for this purpose. If the running of the holding period for Class A common stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by noncorporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of Class A common stock (shares of Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of our Class A common stock who, or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder.

Taxation of Distributions. If our redemption of a Non-U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as ~~discussed~~described above under the section entitled “— Redemption of Class A Common Stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30 percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described below under the section entitled “— Redemption of Class A Common Stock — Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30 percent (30%) (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock. If our redemption of a U.S. holder’s shares of Class A common stock is treated as a sale or other taxable disposition, as ~~discussed~~described above under the section entitled “— Redemption of Class A Common Stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Class A common stock and, in the circumstance in which shares of our Class A common stock are regularly traded on an established securities market, the Non- U.S. holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30 percent (30%) rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30 percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A common stock and proceeds from the sale, taxable exchange or taxable redemption of our Class A common stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.